Exhibit 1

ROBOGROUP T.E.K. LTD.

August 19, 2005

NOTICE OF 2005 ANNUAL GENERAL MEETING OF SHAREHOLDERS

RoboGroup T.E.K. Ltd. Shareholders:

You are cordially invited to attend the Annual General Meeting of Shareholders on Thursday, September 22, 2005 at 10:00 a.m., at the Daniel Hotel, 60 Ramot Yam Street, Herzliya-Pittuach, Israel. If you require directions to the Meeting, please call 972-9-952-8282.

The purpose of this year’s meeting is to consider and vote upon the following matters:

1.	The election of seven directors for terms expiring in 2005;

2	Ratification of the appointment of Chaikin, Cohen, Rubin & Gilboa as our independent auditors until the end of the next Annual General Meeting of Shareholders and authorization for the Audit Committee to fix their remuneration;

3.	Discussion of our Directors’ Report and the Consolidated Financial Statements for the year ended December 31, 2004; and

4.	A resolution submitted by a shareholder.

You can vote by proxy either by mail or in person. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least 48 hours prior to the meeting to be validly included in the tally of ordinary shares voted at the meeting. Detailed proxy voting instructions are provided both in the Proxy Statement and on the enclosed proxy card.

Sincerely, Rafael Aravot, Chairman of the Board and CEO